Exhibit 4(c)(iii)

SIX CONTINENTSSM HOTELS Three Ravinia Drive Suite 2900 Atlanta Georgia 30346-2149

February 10, 2003

Stevan D. Porter
Six Continents Hotels, Inc.
3 Ravinia Drive
Suite 100
Atlanta, Georgia 30346-2149

Amendment to Employment Agreement

Dear Steve:

This letter (the “Letter Agreement”) sets forth our agreement concerning the terms of the Employment Agreement dated October 16, 2001 (the “Employment Agreement”) between you and Six Continents Hotels, Inc. (the “Company”). Capitalized terms that are not otherwise defined in this Letter Agreement shall have the meanings assigned to them in the Employment Agreement.

1.	Purpose of Amendment

You and the Company acknowledge and agree that this Letter Agreement is being entered into in contemplation of the impending demerger of the hotels and retail businesses of Six Continents PLC (“SC PLC”) (the “Separation”).

2.	Effectiveness of this Letter Agreement

This Letter Agreement shall become effective as of the date on which a copy of the UK court order approving the scheme of arrangement effecting the Separation is delivered to the Registrar of Companies in England and Wales and registered by such Registrar (the “Effective Date”). In the event that the Separation does not take place by December 31, 2003, this Letter Agreement shall automatically become void and without force or effect.

3.	No Change in Control or Termination

You hereby acknowledge and agree that the Separation will not be regarded as a “Change in Control” as such term is used in Section 6(g)(iii) of the Employment Agreement. In addition, you acknowledge and agree that the changes to the management structure of SC PLC as a result of, or in connection with, the Separation will not be or be deemed to be a termination of your employment under the Employment Agreement.`

Six Continents Hotels. Inc.

4.	Continuing Effect of the Employment Agreement

The Employment Agreement shall continue in full force and effect as amended herein.

5.	Counterparts

This Letter Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

6.	Headings

The headings contained in this Letter Agreement are intended solely for convenience of reference and shall not affect the rights of the parties to this Letter Agreement.

7.	Governing Law

This Letter Agreement is governed by and shall he construed in accordance with the laws of the State of Georgia.

Please sign and return to SC PLC the enclosed copy of this Letter Agreement to acknowledge your acceptance of its terms.

Executed as of the dates set forth below.

SIX CONTINENTS HOTELS, INC.

Kate Stillman
Senior Vice President,
Americas Human Resources
& Corporate Affairs

SIX CONTINENTSSM HOTELS Three Ravinia Drive Suite 2900 Atlanta Georgia 30346-2149

February 10, 2003

Mr. Stevan D. Porter
Six Continents Hotels, Inc.
3 Ravinia Drive
Suite 100
Atlanta, Georgia 30346-2149

Dear Stevan:

We are writing to inform you that immediately prior to the Effective Date of your new employment agreement (as defined therein), Six Continents Hotels, Inc. (the “Company”) will forgive in full any outstanding amounts owed to it under the Promissory Note from you to the Company that was executed on October 16, 2001, in accordance with the terms of your current employment agreement with the Company, which was also executed on October 16, 2001. In conjunction with the forgiveness of the Promissory Note, the Company will apply towards, and pay over to the appropriate taxing authorities as a portion of, your tax withholding requirements, any unpaid portion of the $225,000 specified in Paragraph 5(c)(i)(c) of your current employment agreement.

If you accept the terms of this letter, please sign and date it below and return a copy to me. Please call me if you have any questions.

Sincerely,

Kate Stillman
Senior Vice President,
Americas Human Resources & Corporate Affairs

Six Continents Hotels. Inc.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of February 12th , 2003, between SIX CONTINENTS HOTELS, INC., a corporation organized and existing under the laws of the State of Delaware, with its principal place of business in Atlanta, Georgia (the “Company”), and Stevan D. Porter, a resident of the State of Georgia (“Executive”).

WHEREAS, the Company, as a wholly-owned, ultimate U.S. subsidiary of Six Continents PLC (“SC PLC”), is presently in the business of operating and franchising hotels throughout the world; and

WHEREAS, Executive has been employed by the Company as its President, The Americas (the “President”); and

WHEREAS, plans have been announced for the Six Continents Group to be demerged such that the group will be split into two separate companies (the “Demerger”; with the “Demerger Date” being the date as of which the Demerger occurs); and

WHEREAS, Executive and the Company intend that, as of the Demerger Date, (i) this Agreement will become effective, (ii) this Agreement will replace any then existing employment agreement between Executive and the Company, and (iii) Executive will become a member of the Board of Directors of InterContinental Hotels Group PLC (the “Board”); and

WHEREAS, the parties would like to specify the terms of Executive’s employment by the Company in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and conditions contained herein, and other good and valuable consideration, the adequacy of which the parties hereby acknowledge, the parties hereto, intending to be legally bound, hereby agree as follows:

1.     Employment of Executive. Effective as of the Demerger Date (also known sometimes as the “Effective Date” for purposes of this Agreement), the Company will continue to employ Executive as its President, The Americas, and Executive will continue to be employed in said capacity, all upon the terms and conditions of this Agreement.

2.      Term of Agreement. This Agreement will begin and become effective on the Effective Date. Notwithstanding the foregoing, if the Demerger does not occur on or before December 31, 2003, this Agreement will not become effective and will be null and void, and the parties hereto will continue to operate under the terms of any employment agreement between them and in effect as of December 31, 2003. Once effective, this Agreement will continue in effect until one of the parties terminates it under paragraph 6 below, or until the parties agree to terminate it on different terms. The period from the Effective Date until the termination of this Agreement under paragraph 6 will be referred to as the “Term.”

3.     Executive’s Duties. As President, The Americas, Executive will report to the Chief Executive of InterContinental Hotels Group PLC (the “Chief Executive”) and will be responsible for overseeing the management and operation of the Company, subject to the direction of the Board. Executive will also serve as a member and Chairman of the Management Committee of the Americas, Among the general duties that Executive will perform on behalf of the Company are the following:

a.     Best Efforts. Use Executive’s best efforts to carry out Executive’s duties in an efficient and timely manner, and use Executive’s personal skills, knowledge and experience to promote the interests of the Company;

b.     Informed Chief Executive. Keep the Chief Executive well informed as to the business affairs of the Company and anticipated challenges and opportunities;

c.     Compliance. Comply with all applicable policies of the Company; and

d.     Appropriate Conduct. Conduct himself at all times so as not to bring disrepute or embarrassment upon Executive or the Company.

Executive’s principal place of business will be in the U.S.A. Executive agrees that from time-to-time the Company may change, add to and/or delete any of his duties, as described in this paragraph; provided, if the Company changes Executive’s title and/or increases his responsibilities, so that his position is elevated to a higher grade level, the parties agree to negotiate over new terms of employment. Executive understands that the Chief Executive may assign or vest in him certain responsibilities, duties and positions relating to an Affiliate (as defined in paragraph 11 below) or Affiliates of the Company.

4.      Loyalty to the Company. Executive will devote Executive’s full time and efforts to the business and affairs of the Company while employed by the Company and will devote sufficient time to fully carry out Executive’s responsibilities for the Company. Executive will owe Executive’s full loyalty to the Company and will not engage in any activity or enter into any transaction that would or might constitute a conflict of interest, or the appearance of a conflict of interest, with the duties and loyalties owed by Executive to the Company. Executive may not be directly or indirectly concerned or interested in any other occupations, activity or interest in any business whatsoever (otherwise than by reason of holding a minority, non-controlling shareholding of securities or debentures in a company quoted on a recognized stock exchange). If any investment by Executive is with a competitor of the Company, Executive will immediately disclose to the Company in writing the specific nature and amount of the investment, and the Company, in its sole discretion, may require Executive to sell all or any part of such investment.

5.      Compensation and Benefits. Executive will receive the compensation described in this paragraph 5 for all services rendered by him under this Agreement during the Term as follows:

a.     Salary. For all services rendered by Executive during the Term, the Company will pay Executive an initial annual base salary of $610,050 a year (his “Base Salary”),

plus an additional salary amount of $6,000 a year (the “Health Stipend”; which together with his Base Salary will be referred to collectively as his “Gross Salary”). Executive’s Gross Salary will be payable every two (2) weeks in arrears, prorated for periods less or more than two (2) weeks. Gross Salary payments will be subject to applicable taxes, withholdings and deductions. The initial Base Salary and Health Stipend amounts each will be subject to review and possible annual increases based on the Company’s financial performance, Executive’s performance and other factors, at the sole discretion of the Company.

b.     Customary Fringe Benefits. Executive will receive fringe benefits consistent with those of other employees at Executive’s level (i.e., those senior officers of the Americas serving on the Management Committee,) and consistent with the policies and practices of the Company from time-to-time. For Executive’s convenience, the current fringe benefits of Executive are summarized on Attachment A to this Agreement, and, except as modified in paragraph 5(c) below, these fringe benefits will be provided in accordance with the terms, policies and plan documents for those benefits, as amended in the Company's sole discretion from time-to-time.

c.      Special Fringe Benefits. In addition to the general description of the types and amounts of fringe benefits customarily provided to Company employees at Executive’s level, as summarized in subparagraph (b) above and Attachment A, the following terms and conditions will apply to fringe benefits to be provided to Executive:

i.     Incentive (Bonus) Compensation. As described in Attachment A, Executive will be eligible to receive a short-term incentive bonus and a long-term incentive bonus in accordance with the terms of the respective short-term incentive plan (the “STIP”) and the long-term incentive plan, as determined by the Company from time-to-time.

ii.     Enhanced Life Insurance. The Company will pay the premiums for, and will provide Executive with, life insurance coverage with a total death benefit amount of $1,000,000. The Company may provide this coverage through a combination of basic and executive life insurance coverages, or, if the entire $1,000,000 of coverage cannot be obtained thereby, also through supplemental life insurance coverage.

iii.     Enhanced Vacation. Executive’s vacation time will accrue under, and be subject to, the terms and conditions of the Company’s general vacation policy, except Executive will accrue five (5) (instead of three (3)) weeks of vacation per year.

iv.     Health Plan Coverage. The Company will pay for group health plan coverage for Executive and his eligible dependents through payment to him of the Health Stipend (as described in paragraph 5(a) above).

d.     Relocation Assistance. From the date of this Agreement through July 31, 2003, or such later date as to which the Chief Executive in its sole discretion may consent as being Executive’s relocation date for completing the relocation of his family and household, the Company will provide Executive with a furnished apartment in Atlanta, Georgia, and with airfare between Executive’s family’s current home and Atlanta, Georgia. To the extent required by applicable law, the value of any and all such relocation assistance will be reported as taxable income to Executive with appropriate tax withholdings.

e.     Business Expenses. Executive may incur reasonable expenses in connection with Executive’s duties with the Company, including expenses for business travel, meals, lodging and similar items. The Company will reimburse Executive for all such reasonable and necessary expenses upon Executive’s periodic presentation of an itemized and documented account of such expenditures and in accordance with the Company’s expense reimbursement policies that are in effect at the time the expense is incurred.

f.     Taxes. All taxes with respect to the compensation and benefits provided by the Company will be the responsibility of Executive unless they are specifically defined in this Agreement as the responsibility of the Company.

6.     Termination. Executive’s employment with the Company may be terminated as described below in this paragraph 6. If Executive’s employment ends under any circumstances, any position or office that Executive holds within the Company or with any of its Affiliates also will automatically terminate. If asked by the Company to terminate his employment, Executive agrees to sign and deliver a formal letter of resignation, in the form provided by the Company, from those positions and offices; provided, however, that if Executive fails to formally resign, the Company will be appointed as his attorney to effect his resignation. By entering into this Agreement, Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with this paragraph. If there is any doubt as to whether such a document or action has been carried out within the authority conferred by this paragraph, a certificate in writing and signed by a member of the Board or the secretary of SC PLC will be sufficient to prove that the document or act falls within such authority.

a.     Termination by Executive. Executive may voluntarily terminate Executive’s employment hereunder at any time for any or no reason, effective as of the end of the six (6)-month period beginning on the date Executive provides the Company with written notice of his termination, by delivering to the Company a signed, written resignation; provided, in its sole discretion (A) the Company may accept such resignation effective as of an earlier date and pay Executive in lieu of waiting for passage of the six (6)-month notice period, or (B) during all or any part of the six (6)-month notice period, the Company may retain Executive as an employee but modify, reduce or eliminate his duties hereunder. In addition, the Company may remove Executive from his position as President, The Americas. During the six (6)-month notice period, the Company will continue to pay Executive his Gross Salary and provide him with the fringe benefits described in paragraphs 5(b), (c), (d), (e) above, up to the last day of his employment with the Company (the “Termination Date”). Upon the Termination Date, all compensation and benefits under this Agreement will cease.

b.     Termination By The Company Without Cause.

i.     Timing and Payments. The Company, in its sole discretion, may terminate Executive’s employment hereunder without Cause (as defined below), at any time for any or no reason, as of the end of the twelve (12)-month period beginning on the date the Company provides Executive with written notice of his termination. During all or any part of the twelve (12)-month notice period (if any), the Company, in its sole discretion, may retain Executive as an employee with his full authority, responsibilities and duties, or may modify, reduce or eliminate any or all of Executives authority, responsibilities and duties hereunder. In addition, the Company may remove Executive from his position as President, The Americas.

ii.     Release Agreement. Executive’s entitlement to any benefit or payment under this paragraph 6(b) is conditioned upon Executive’s entering into a release and such other agreement or agreements (in such form and terms as prescribed by the Company) whereby Executive (A) accepts such benefit and/or payment in full and final settlement of all claims Executive would have against the Company and each of its Affiliates arising out of the termination of this Agreement and his employment hereunder, and (B) validly waives all such claims against the Company and its Affiliates.

c.     Termination By The Company For “Cause.” The Company at any time may terminate this Agreement and Executive’s employment for “Cause,” effective immediately upon the mailing or presentation of a written notice of termination, unless such notice specifies another Termination Date. The term “Cause” as used in this Agreement is defined to mean such act, omission or course of conduct which the Board (other than Executive if he is then serving as a director), in its sole discretion, considers to be: (1) a material or repeated or continued violation of any of the provisions of this Agreement; (2) willful misconduct which is demonstrably injurious to the Company, monetarily or otherwise; (3) the commission of a felony or misdemeanor involving the Company and/or its business and suggesting moral turpitude on the part of Executive, whether or not Executive ultimately is arrested, indicted, arraigned or convicted; (4) indictment for any felony, whether or not ultimately convicted; (5) acts or omissions suggesting moral turpitude on the part of Executive, whether or not Executive ultimately is arrested, indicted, arraigned or convicted; (6) improper or unethical business activity, including, but not limited to, Executive’s fraud, misappropriation, embezzlement, dishonesty, unlawful harassment or gross negligence; (7) lack of sufficient effort or willful neglect in the performance of Executive’s duties; (8) attendance at work in a state of intoxication, or otherwise being found in possession at Executive’s place of work of any prohibited drug or substance, possession of which would amount to a criminal offense; (9) assault or other act of violence against any employee of the Company or other person during the course of Executive’s employment. If the Company terminates Executive’s employment for Cause, all salary payments and benefits will immediately cease on the Termination Date. All non-vested rights of Executive will be deemed null and void upon transmittal of a notice of termination for Cause. No exercise of stock options within ten (10) days before or at any time after the Company’s transmittal of the notice of termination for Cause will be valid or effective.

d.     Termination Due to Disability. The Company at any time may terminate this Agreement and Executive’s employment in the event that Executive has become so disabled, mentally or physically, as certified by a physician selected by the Company, as to prevent Executive from performing the essential functions of the position assigned to Executive by the Company, even with reasonable accommodation by the Company. The Termination Date specified in the notice of termination will be at least six (6) months from the date the notice is mailed or presented to Executive. Executive agrees to cooperate fully with the Company and its selected physician(s), including but not limited to authorizing complete access to Executive’s relevant medical records and undergoing such tests and examinations as the Company’s physicians may deem appropriate.

e.     Termination Upon Death. This Agreement will automatically terminate upon Executive’s death. In the event of such termination, Executive’s estate will be entitled to receive the amount of any compensation to which Executive would have been entitled had Executive voluntarily terminated this Agreement pursuant to paragraph 6(a) effective upon the date of Executive’s death.

7.     Restrictive Covenants.

a.     Non-interference with Employees. During the term of Executive’s employment with the Company and for a period of six (6) months after the termination of Executive’s employment with the Company, whether such termination is instituted by Executive or the Company, voluntary or involuntary, with or without cause, Executive will not, directly or indirectly, on Executive’s own behalf or on behalf of or in conjunction with any person or legal entity other than the Company, recruit, solicit or induce, or attempt to recruit, solicit or induce, any employee of the Company or any employee of its Affiliates, for which Affiliates Executive performed significant duties as a part of his employment with the Company, to become employed by or to be engaged in a business which engages in operating or franchising hotels in any part of the world, unless the Company consents to such recruitment, solicitation or inducement; provided, however, that this restriction will only apply to employees with whom Executive had material contact within the 6-month period prior to the termination of Executive’s employment with the Company.

b.     Non-Solicitation Covenant. During the term of Executive’s employment with the Company and for a period of six (6) month after the termination of Executive’s employment with the Company, whether such termination is instituted by Executive or the Company, voluntary or involuntary, with or without cause, Executive will not, directly or indirectly, on Executive’s own behalf or on behalf of or in conjunction with any person or legal entity other than the Company, actively solicit the business or patronage of any of the franchisees, clients, customers or accounts of the Company, with which Executive had material contact within the six (6) months prior to the termination of Executive’s employment, for the purpose of operating or franchising hotels (the “Hotel Services”), unless the Company consents to such solicitation.

c.      Non-Competition Covenant. During the term of Executive’s employment with the Company and for a period of six (6) months after the termination of Executive’s employment with the Company, whether such termination is instituted by Executive or the Company, voluntary or involuntary, with or without cause, Executive agrees that, without the prior written consent of the Company, he will not, on Executive’s own behalf or on behalf of or in conjunction with any person or legal entity other than the Company, including but not limited to Hilton Hospitality, Inc., Starwood Hotels and Resorts Worldwide, Inc., and Wyndham International, compete with Company by engaging in, or attempting to engage in, Hotel Services anywhere within a fifty (50) mile radius of Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346, in circumstances where his responsibilities and duties are substantially similar to those performed by him during his last year of employment with the Company.

d.     Non-Disclosure Covenants. Executive acknowledges that, as an integral part of the Company’s business, the Company and its Affiliates have developed, and will develop, at a considerable investment of time and expense, plans, procedures, methods of operation, methods of production, financial data, lists of actual and potential customers, suppliers, marketing strategies, plans for development and expansion, customer and supplier data, and other confidential and sensitive information (collectively the “Company Confidential Information”), and Executive acknowledges that the Company and its Affiliates have a legitimate business interest in protecting the confidentiality of such information. Executive acknowledges that in his position he will be entrusted with such information. Executive, therefore, acknowledges a continuing responsibility with respect to the protection of the information and agrees:

i.     Definition of Trade Secrets. “Trade Secrets” means information belonging to the Company or licensed by it including, but not limited to, technical or nontechnical data, formulae, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, or lists of actual or potential customers or suppliers which (A) derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons or entities who can obtain economic value from their disclosure or use; (B) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy; and (C) are protected as trade secrets under the Georgia Trade Secrets Act of 1990, Ga. Code Ann. §§ 10-1-760, et seq.

ii.     Definition of Confidential Information. “Confidential Information” means data and information relating to the business of the Company which are or have been disclosed to Executive by the Company or of which Executive became aware as a consequence of or in the course of his employment with the Company and which have value to the Company and are not generally known to its competitors, including but not limited to the Company Confidential Information. Confidential Information will not include any data or information that has been voluntarily disclosed to the public by the Company (except where such public disclosure has been made by or through Executive without authorization), that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

iii.      Restrictions. Executive will treat as confidential and will not, without the prior written approval of the Company, use (other than in the performance of Executive’s duties of employment with the Company), publish, disclose, copyright or authorize anyone else to use, publish, disclose or copyright, any Confidential Information or any Trade Secrets during the term of Executive’s employment, whether or not the Confidential Information or Trade Secrets are in written or other tangible form. Additionally, this restriction will continue to apply after the termination of Executive’s employment, whether voluntary or involuntary, with or without cause, for a period of six (6) months after the Termination Date (and, in the case of a Trade Secret, such longer period as such information remains a Trade Secret). Executive acknowledges and agrees that the prohibitions against disclosure and use of Confidential Information recited herein are in addition to, and not in lieu of, any rights or remedies that the Company may have available pursuant to the laws of the State of Georgia to prevent the disclosure of Trade Secrets, including but not limited to the Georgia Trade Secrets Act of 1990, Ga. Code Ann. §§ 10-1-760, et seq.

iv.      Return of Materials. All records, notes, files, drawings, documents, plans and like items, and all copies thereof, relating to or containing or disclosing Confidential Information or Trade Secrets of the Company which are made or kept by Executive or which are disclosed to or come into the possession of Executive, are and will remain the sole and exclusive property of the Company. Upon termination of employment, Executive agrees to deliver immediately to the Company, through the offices of the Chief Executive or as otherwise directed by the Chief Executive, the originals and all copies of any of the items described above. All equipment, records, papers and documents kept or made by, or supplied to, the Company relating to the business of its Affiliates are and will remain the property of those Affiliates, and on the termination of Executive’s employment, will, so far as they are in Executive’s possession, be delivered to the Company.

e.     Application to Affiliates. In addition to the Company’s trade secrets and confidential or proprietary information, Executive’s obligations in this paragraph 7 will apply to the trade secrets and confidential information of the Company’s Affiliates with which Executive has had material contact. If Executive is asked to enter into a separate agreement with any of the Company’s Affiliates as to these obligations, Executive agrees to do so.

8.     Proprietary Rights In Developments. In the course of rendering Executive’s services to the Company, Executive may conceive, create or develop ideas, concepts, methods of operation, processes, programs or other matter or material, whether or not constituting an advance to, or an improvement of, or pertaining to existing Company proprietary matter (all of which are hereinafter referred to as “Developments”). All Developments constitute Confidential Information (and may constitute Trade Secrets) and will be subject to all of the restrictions imposed on Executive under this Agreement. In addition, all Developments and all rights in them throughout the world constitute works made for hire and in all circumstances are and will remain the sole and exclusive property of the Company whether or not protectible under any laws now known or later applicable, including but not limited to patent, copyright, trademark or trade secret laws.

a.     Assignment by Executive of All Rights in Developments. Executive hereby assigns to the Company all rights throughout the world, however denominated (whether under patent, copyright, trademark, trade secret or like or different laws), in all media, now known or hereafter recognized, in and to each such Development. This assignment is not intended to derogate any rights the Company has as an author of a work made for hire. In order to fully effectuate these provisions, Executive hereby represents and warrants that, with respect to each such Development: (1) to the extent of Executive’s contribution, all such matter is original and does not and will not infringe or violate the rights of any other person or entity; and (2) that neither Executive nor anyone on Executive’s behalf have granted or will grant or purport to grant to any other person or entity any rights, in whole or in part, in and to such Developments.

b.     Cooperation. Executive will, during and after termination of Executive’s employment, cooperate with the Company in the prosecution or defense of any claims, litigation, or other proceedings involving the Developments and provide such information and execute such documents as the Company may reasonably request to confirm, implement or enforce its rights in such Developments. The Company will be responsible for the expenses associated with the filing of any patent, copyright, trademark or similar applications relating to its rights in the Developments.

9.      Remedies for Breach. Executive acknowledges that a breach by him of the provisions of paragraphs 7 or 8 cannot reasonably or adequately be compensated in damages in an action at law and that a breach of any of the provisions contained in paragraphs 7 or 8 will cause the Company irreparable injury and damage. Therefore, in the event of Executive’s actual or threatened breach of the provisions of paragraphs 7 or 8, whether before or after the termination of this Agreement and/or the termination of Executive’s employment, the Company, in addition to all other rights and remedies available to it at law or in equity, including the recovery of damages from Executive, will be entitled to an injunction restraining Executive from breaching those provisions. This provision will remain in full force and effect in the event Executive should claim that the Company violated any of the terms of this Agreement.

10.      Company Policies. Executive will be subject to all applicable policies of the Company, such as the grievance and disciplinary policy or procedure, and other operational instructions as may be issued or practiced from time-to-time by the Company.

11.      Definition of Affiliate. For all purposes of this Agreement, the term “Affiliate” means, with respect to a specified entity, an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the entity specified. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract interest or otherwise.

12.      Governing Law and Jurisdiction. This Agreement will be construed under, governed by and enforced in accordance with the laws of the State of Georgia, excepting its laws and principles related to conflicts of laws. Any case or controversy arising under or in connection with this Agreement must be brought in the Superior Court of DeKalb County, Georgia. The parties hereby consent to the jurisdiction of the Superior Court of DeKalb County, Georgia, and hereby waive any defense of lack of personal jurisdiction or venue of such court.

13.      Right of Offset. In the event Executive violates any of the terms or conditions of this Agreement, the Company will have the right, in addition to and not in lieu of all other rights at law or in equity, to offset the amount of any damages caused by such breach or violation against any sums due or to become due to Executive under the terms of this Agreement.

14.      Notice. Any notice required or desired to be given under this Agreement will be deemed given if in writing and hand-delivered or sent by reliable overnight courier service or by Certified Mail, return receipt requested, as follows: in the case of Executive, to Executive or to Executive’s address shown at the end of this Agreement; or, in the case of the Company, to the attention of each of the Chief Executive and the General Counsel of the Company at the address of its principal office shown below. Such addresses may be changed by ten (10) days’ prior written notice in accordance with this paragraph.

15.      No Waiver by Company. The waiver by the Company of a breach of any provision of this Agreement by Executive will not operate or be construed as a waiver of any subsequent breach by Executive. No waiver will be valid unless in writing and signed by an authorized officer of the Company.

16.      Assignment. Executive acknowledges that the services to be rendered by Executive are unique and personal. Accordingly, Executive may not assign any of Executive’s rights or delegate any of Executive’s duties or obligations under this Agreement. The rights and obligations of the Company under this Agreement will inure to the benefit of and will be binding upon the successors and assigns of the Company.

17.      Severability. If any part of this Agreement, for any reason, is declared invalid by an arbitrator or a court of competent jurisdiction, such decision or determination will not affect the validity of any remaining portion, and such remaining portion will remain in force and effect as if this Agreement had been executed with the invalid portion eliminated; but at the same time, the provision declared invalid will not be invalidated in its entirety, but will be observed and performed by the parties to the extent such provision is valid and enforceable.

18.      Blue Penciling. If any court or arbitrator determines that any of the restrictive covenants or other provisions contained in this Agreement, or any part thereof, are unenforceable because of the length of any period of time, the size of any area or the scope of activities contained therein, then such period of time, area, or scope will be considered to be adjusted to a period of time, area or scope which would cure such invalidity, and such provision in its revised form will then be enforced to the maximum extent permitted by applicable law.

19.      Paragraph Headings. Paragraph and other headings contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

20.      Complete Agreement. This Agreement constitutes the entire agreement between the Company and Executive and supersedes all previous and contemporaneous written and oral agreements, and no other representations, statements, inducements, negotiations or commitments, oral or written, with respect to Executive’s employment that are not contained in this Agreement will be binding upon the parties. Any subsequent alteration or modification to this Agreement must be made in writing and signed by both parties. The Company’s execution must be by the Chief Executive or a member of the Board.

21.      Survival of Provisions. The provisions of paragraphs 7 through 9; paragraphs 12 through 20, and this paragraph 21 will continue to apply after the termination of this Agreement and/or the termination of Executive’s employment.

22.      Counterparts. This Agreement may be executed in two (2) counterparts, each of which will be deemed an original and both of which will constitute one agreement, and the signature of either party to a counterpart will be deemed to be a signature to, and may be appended to, the other counterpart.

EXECUTIVE ACKNOWLEDGES THAT EXECUTIVE HAS HAD THE OPPORTUNITY TO CONSULT WITH AN ATTORNEY OR ANY OTHER INDIVIDUAL FROM WHOM EXECUTIVE WISHED TO OBTAIN ADVICE CONCERNING THIS AGREEMENT. EXECUTIVE STATES THAT EXECUTIVE HAS CAREFULLY READ THE WITHIN AND FOREGOING “EMPLOYMENT AGREEMENT” AND KNOWS AND UNDERSTANDS THE CONTENTS THEREOF AND THAT EXECUTIVE IS EXECUTING THE SAME AS EXECUTIVE’S OWN FREE ACT AND DEED.

[SIGNATURE PAGE FOR EMPLOYMENT AGREEMENT BETWEEN SIX CONTINENTS HOTELS, INC. AND STEVAN D. PORTER, DATED FEBRUARY 12, 2003]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

SIX CONTINENTS HOTELS, INC.

Address:	Three Ravinia Drive, Suite 100 Atlanta, Georgia 30346-2149	Kate Stillman Senior Vice President, Americas Human Resources & Corporate Affairs

Address:	Three Ravinia Drive, Suite 100 Atlanta, Georgia 30346-2149

InterContinental Hotels Group PLC 67 Alma Road Windsor Berkshire SL4 3HD

17th November 2003

Mr Steven Porter
143 Blackland Road
Atlanta
GA 30342
USA

Dear Mr Porter

InterContinental Hotels Group PLC (the “Company”)

Subject to the provisions of and so far as may be consistent with the Companies Act 1985 as amended by the Companies Act 1989, the Uncertificated Securities Regulations 2001 and every other statute for the time being in force concerning companies and affecting the Company, the Company hereby agrees that you shall be indemnified by the Company out of the Company's own funds against and/or exempted by the Company from all costs, charges, losses, expenses and liabilities incurred by you in actual or purported execution and/or discharge of your duties and/or the exercise or purported exercise of your powers and/or otherwise in relation to or in connection with your duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by you in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by you as an officer or employee of the Company and in which judgment is given in your favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on your part) or in which you are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to you by the court.

In witness whereof this letter has been executed as a deed on the date first stated above.

SIGNED as a DEED by
InterContinental Hotels Group PLC
acting by

Exec Directors Indemnity Letters.max